John P. Yung
2020 West El Camino Avenue, Suite 700
Sacramento, California 95833
John.Yung@lewisbrisbois.com
Direct: 916.646.8288

July 31, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street NE

Washington, DC 20549

Re:	Mega Matrix Inc.
Amendment No. 5 to Registration Statement on Form F-4
Filed: July 18, 2024
File No.: 333-271349

Dear Sir/Madam:

On behalf of Mega Matrix Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we are responding to the Staff’s comment letter dated July 29, 2024, related to the above referenced Registration Statement on Form F-4.

For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Amendment No. 5 to Form F-4

Risk Factors

Risk Related to Digital Assets

If we hold stable coins, the value of stable coins, page 23

1.	We note your response to prior comment 1. We also note your statements here that “[p]reviously and as of March 31, 2024, we held approximately $3.1 million in USDC issued by Circle,” and on pages 31 that “[a]s of March 31, 2024, we held approximately $6.4 million in USDT [and] $3.1 million in USDC,” but as of the date of this proxy statement/prospectus, you own no digital assets or cryptocurrencies. Please revise to disclose how and when you sold the USDC and USDT. Please also revise and reconcile your statement on page 40 that “[c]urrently, all of the Company’s digital assets are stored in hot custodian, Matrix Trust Company Limited,” with your statement on page 25 that you previously used hot custodian, Matrix Trust Company Limited. Please also revise to clarify whether you accept and/or hold crypto assets and, if so, identify the crypto assets that you accept and/or hold.

Response: In response to the Staff’s comment, the Company has revised the relevant risk factors and disclosures to reflect how and when the USDC and USDT were exchanged for U.S. dollars, and that the Company does not intend to acquire, accept, hold and/or use crypto assts. In addition, the Company reconciled it statement regarding the use of Matrix Trust Company Limited as it no longer hold any digital assets.

ARIZONA ● CALIFORNIA ● COLORADO ● CONNECTICUT ● DELAWARE ● FLORIDA ● GEORGIA ● ILLINOIS ● INDIANA ● KANSAS ● KENTUCKY ● LOUISIANA
MARYLAND ● MASSACHUSETTS ● MINNESOTA ● MISSISSIPPI ● MISSOURI ● NEVADA ● NEW JERSEY ● NEW MEXICO ● NEW YORK ● NORTH CAROLINA
OHIO ● OREGON ● PENNSYLVANIA ● RHODE ISLAND ● TENNESSEE ● TEXAS ● UTAH ● VIRGINIA ● WASHINGTON ● WASHINGTON D.C. ● WEST VIRGINIA

July 31, 2024

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH llp

JPY:dh

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com